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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       American Industrial Properties REIT
                                (Name of Issuer)

                                Common Shares of
                              Beneficial Interest,
                            par value $.10 per share
                         (Title of Class of Securities)

                                  ------------

                                   026791-10-3
                                 (CUSIP Number)

                                 Stuart J.M. Breslow


                Morgan Stanley, Dean Witter, Discover & Co.
                               1585 Broadway
                         New York, New York 10036
                              (212) 761-4000
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                                February 12, 1998
                  (Date of Event which Requires Filing of
                              this Statement)

                               ------------


               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]


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                                                         SCHEDULE 13D

CUSIP No.   026791-10-3                                                       Page 2 of   Pages
-----------------------                                                       -----------------

      1           NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         Morgan Stanley, Dean Witter, Discover & Co.
                         IRS #39-314-5972

      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

      3           SEC USE ONLY

      4           SOURCE OF FUNDS*

                   WC

      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

      6           CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

                                                     7         SOLE VOTING POWER

                                                                120,231

                                                     8         SHARED VOTING POWER
              NUMBER OF SHARES
         BENEFICIALLY OWNED BY EACH                             1,879,422
           REPORTING PERSON WITH
                                                     9         SOLE DISPOSITIVE POWER

                                                                120,231

                                                    10         SHARED DISPOSITIVE POWER

                                                                1,879,422

      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,999,653

      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.9%

      14          TYPE OF REPORTING PERSON*

                   IA, CO, HC
                                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7
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
                                                         SCHEDULE 13D

CUSIP No.   026791-10-3                                                       Page 3 of   Pages
-----------------------                                                       -----------------

      1           NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         Morgan Stanley Asset Management Inc.
                         IRS # 13-304-0307

      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

      3           SEC USE ONLY

      4           SOURCE OF FUNDS*

                   OO

      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

      6           CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

                                                     7         SOLE VOTING POWER
              NUMBER OF SHARES
         BENEFICIALLY OWNED BY EACH                  8         SHARED VOTING POWER
           REPORTING PERSON WITH
                                                                1,879,422

                                                     9         SOLE DISPOSITIVE POWER

                                                    10         SHARED DISPOSITIVE POWER

                                                               1,879,422

      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,879,422


      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.8



%

      14          TYPE OF REPORTING PERSON*

                   IA, CO
                                            *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7
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
                                                         SCHEDULE 13D

CUSIP No.   026791-10-3                                                     Page 5 of   Pages
-----------------------                                                     -----------------

      1           NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         The Morgan Stanley Real Estate Special Situations Fund II, L.P.
                         IRS # 13-3962643

      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                         (a)  [ ]
                                                                                                         (b)  [x]

      3           SEC USE ONLY

      4           SOURCE OF FUNDS*

                   WC

      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

      6           CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

                                                   7         SOLE VOTING POWER

                                                   8         SHARED VOTING POWER
             NUMBER OF SHARES
        BENEFICIALLY OWNED BY EACH                            652,415
          REPORTING PERSON WITH
                                                   9         SOLE DISPOSITIVE POWER

                                                  10         SHARED DISPOSITIVE POWER

                                                              652,415

      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   652,415

      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]

      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.8%

      14          TYPE OF REPORTING PERSON*

                   PN
                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7
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               Item 1.  Security and Issuer.

              The class of equity securities to which this statement relates is the common shares of beneficial interest, $.10 par value per share (the "Common Shares"), of American Industrial Properties REIT, a Texas real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at 6210 North Beltline Road, Suite 170, Irving Texas 75063-2656. On October 16, 1997, the Issuer effectuated a reverse 5 for 1 split of the Common Shares. All share and share percentage amounts herein have been adjusted to reflect the reverse stock split.

               Item 2.  Identity and Background.

               This statement is being filed by (i) Morgan Stanley, Dean Witter, Discover & Co., a Delaware corporation ("MSDWD") and an investment adviser registered with the Securities and Exchange Commission with offices at 1585 Broadway, New York, New York 10036, (ii) Morgan Stanley Asset Management Inc., a Delaware corporation ("MSAM") and an investment adviser registered with the Securities and Exchange Commission with offices at 1221 Avenue of the Americas, New York, New York 10020 and (iii) The Morgan Stanley Real Estate Special Situations Fund II, L.P. ("MSRESSF II"), a Delaware limited partnership with its office at 1221 Avenue of the Americas, New York, New York 10020, the general partner of which is MS Real Estate Special Situations GP Inc., a wholly-owned subsidiary of MSDWD.

              During the last five years, none of MSDWD, MSAM and MSRESSF II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              The Morgan Stanley Real Estate Special Situations Fund I, L.P. ("MSRESSF I"), previously a reporting person, currently holds less than 5% of the outstanding Common Shares.

               Item 3.  Source and Amount of Funds or Other Consideration.

              The funds used to acquire the Common Shares were obtained from the working capital of MSDWD and MSRESSF II, respectively. The amounts of the consideration for the acquisitions are set forth in Item 5. MSAM has not contributed its own assets in connection with the purchases described herein. MSAM is an investment adviser to MSRESSF II and the other clients referred to in
Item 5 below (collectively with MS Real Estate Special Situations Inc. ("MSRESSI"), the wholly-owned subsidiary through which MSDWD holds Common Shares, the "Investors").

               Item 4.  Purpose of Transaction.

              MSAM acquired the Common Shares described at Item 5(c) below on behalf of the Investors for investment purposes, and in order to protect the investment in the Issuer, its affiliate, MSRESSI has obtained the right to nominate for election one Trust Manager to the Issuer's Board of Trust Managers until the Common Shares held by the Investors falls below 5% of the Issuer's issued and outstanding Common Shares. MSAM, on behalf of the Investors, intends to continue to consider various alternative courses of action and will in the future take such actions with respect to the equity ownership in the Issuer as MSAM deems appropriate in light of the circumstances existing from time to time. Such actions may include making recommendations to management concerning various business strategies, acquisitions, dividend policies and other matters, pursuing a transaction or transactions involving a change in control of the Issuer or such other actions as it may deem appropriate. Such actions may involve the sale of all or a portion of the Common Shares beneficially owned by the Investors in the open market or in privately negotiated transactions to one or more purchasers.

               Item 5.  Interest in Securities of the Issuer.

               (a) -(b) Incorporated by reference to items (7) - (11) and (13) of the cover pages. Information regarding the percentage of Common Shares is based on 11,151,352 Common Shares outstanding as of February 12, 1998, which number was provided by the Issuer.

              (c) Pursuant to the Common Shares Purchase Agreement, dated June 20, 1997 (the "Purchase Agreement"), a copy of which is incorporated by reference herein as Exhibit 1, the clients named on Exhibit A to the Purchase Agreement (including for this purpose, MSRESSI) acquired on July 8, 1997 and July 17, 1997 at a purchase price of $2.45 per share and on December 16, 1997 and February 12, 1998 at a purchase price of $12.25 and $13.625 per share, repsectively, the number of Common Shares for the aggregate purchase prices set forth below:

    Buyer             Number of Common Shares*        Aggregate Purchase Price
    ----            --------------------------        ------------------------
 MSRESSI            07/08/97           131,654              $1,612,759.05
                    07/17/97             2,356                 $28,858.55
                    12/16/97            10,523                $128,906.75
                    02/12/98            18,957                $258,289.13
 MSRESSF II         07/08/97           300,233              $3,677,849.35
                    07/17/97           160,446              $1,965,465.95
                    12/16/97            73,019                $894,482.75
                    02/12/98           114,064              $1,554,122.00
Other Clients       07/08/97           603,802              $7,396,569.60
                    07/17/97           234,994              $2,878,674.05
                    12/16/97           115,627              $1,416,430.75
                    02/12/98           233,979              $3,187,963.88

*  Totals may differ due to rounding to reflect reverse stock split.



               The transactions described above took place in New York, New
York.

               Pursuant to separate investment management agreements between MSAM and each of the clients named on Exhibit A to the Purchase Agreement, MSAM has been granted voting and dispositive power with respect to the Common Shares held by each client.

               MSDWD, through MSRESSI its wholly-owned subsidiary, exercises sole voting and dispositive power with respect to all such shares of Common Shares that it acquired. MSDWD, through MSAM its wholly-owned subsidiary, exercises voting and dispositive power with respect to the Common Shares acquired by MSRESSF I, MSRESSF II and the other clients.

               Except as disclosed herein, none of MSDWD, MSRESSI, MSAM, MSRESSF I nor MSRESSF II has effected any transactions in Common Shares during the preceding 60 days.

               As a result of the issuance of additional Common Shares, MSRESSF I holds less than 5% of the outstanding Common Shares and this statement on
Schedule 13D is hereby terminated with respect to MSRESSF I.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Pursuant to the Agreement attached hereto as Exhibit 2 MSAM, on behalf of the Investors, has been granted the right to designate one individual to be nominated as Trust Manager of the Issuer, and the Issuer will recommend such individual for election to the Board of Trust Managers, until the Common Shares held by the Investors falls below 5% of the Issuer's issued and outstanding Common Stock.

               MSAM has designated two employees who have been elected as Trust Managers of the Board of Trust Managers of the Issuer. One of the employees will not be nominated for a new term in accordance with the Agreement discussed above. The Trust Manager designated by MSAM will serve on certain committees of the Board.

               Pursuant to a Registration Rights Agreement, dated June 20, 1997, MSRESSI and MSAM, on behalf of the clients, upon the request of an Investor holding 25% of Common Shares held by the Investors for a shelf registration statement, may require the Issuer to offer to include the Common Shares held by such Investor and other Investors in such shelf registration statement, and, subject to certain conditions, to effect registration of the Common Shares of the Issuer held by Investors so requesting within 60 days of the request. The Investors during a five year period may also make up to three demands that the Issuer file a non-shelf registration statement and, subject to certain conditions, the shares of Common Shares held by the Investors may be included in the registration of the Issuer's Common Shares when the Issuer proposes to register its Common Shares or the shares of other holders of Common Shares.

               Except for the investment management agreements entered into by each of MSRESSF I, MSRESSF II and the other clients, each of which grants voting and dispositive power over the Common Shares to MSAM, there exist no contracts arrangements, understandings or relations (legal or otherwise) between the Investors and other persons with respect to finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               Item 7.  Material to be Filed as Exhibits.

               Exhibit 1: Common Share Purchase Agreement dated as of June 20, 1997 between the Issuer and MSAM (incorporated by reference to MSDWD's filing on Schedule 13D relating to the Common Shares dated July 18, 1997 (the "Schedule 13D")).

               Exhibit 2: Agreement dated January 29, 1998 among the Issuer, MSRESSI and the other parties named therein relating to election of Trust Managers.

               Exhibit 3: Registration Rights Agreement dated as of June 20, 1997 between the Issuer and MSAM (incorporated by reference to the Schedule
13D).

               Exhibit 4: Joint Filing Agreement dated July 18, 1997 among MSDWD, MSAM, MSRESSF I and MSRESSF II (incorporated by reference to the Schedule
13D).

               Exhibit 5: Secretary's Certificate authorizing Stuart J.M. Breslow and Bruce Bromberg to sign on behalf of MSDWD (incorporated by reference to the Schedule 13D).


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 17, 1998


                                    By:  /s/ Bruce Bromberg
                                        -------------------------------------
                                        Name:  Bruce Bromberg
                                        Title: Authorized Signatory



                               EXHIBIT INDEX

 Exhibit No.                            Description
 -----------      -------------------------------------------------------

      1 Common Share Purchase Agreement, dated as of June 20, 1997, between the Issuers and Morgan Stanley Asset Management Inc. (incorporated by reference to MSDWD's filing on Schedule 13D relating to the Common Shares dated July 18, 1997 (the "Schedule 13D")).

      2 Agreement dated January 29, 1998 among the Issuer, MSRESSI and the other parties named therein relating to election of Trust Managers.

      3 Registration Rights Agreement, dated as of June 20, 1997, between the Issuer, MS Real Estate Special Situations Inc. and Morgan Stanley Asset Management Inc.(incorporated by reference to the Schedule 13D).

      4 Joint Filing Agreement, dated July 18, 1997 among Morgan Stanley, Dean Witter, Discover & Co., Morgan Stanley Asset Management Inc., The Morgan Stanley Real Estate Special Situations Fund I, L.P. and The Morgan Stanley Real Estate Special Situations Fund II, L.P. (incorporated by reference to the Schedule 13D).

      5 Secretary's Certificate authorizing Stuart J.M. Breslow to sign on behalf of Morgan Stanley, Dean Witter, Discover & Co. (incorporated by reference to the Schedule 13D).